Mail Stop 4561

May 30, 2008

Kevin B. Thompson
Chief Operating Officer
SolarWinds, Inc.
4 Barton Skyway, Suite 360
1301 South MoPac Expressway
Austin, TX 78746

   Re: **SolarWinds, Inc.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed May 7, 2008
     File No. 333-149851

Dear Mr. Thompson:

   We have reviewed the above-captioned filing and have the following comments.

Risk Factors, page 11

"Our business model is dependent upon efficient and cost effective…," page 15

1. We note your response to prior comment 10 in which we asked you to revise the introductory statement for the risk factor to address your substantial reliance on one contract development firm to code and test your products and product enhancements. The revised introductory statement still does not adequately address your current substantial reliance on one contract development firm. Please revise the introductory statement as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Key Components of Our Results of Operations, page 36

2. We note your response to prior comment 13 in which we asked you to consider quantifying and further discussing the number of annual maintenance contracts customers have renewed or declined to renew, in order to provide additional context to your investors. In your response, you state that you believe "that the most meaningful metric for investors in evaluating and analyzing [your] revenue derived from maintenance agreements is the trend in recognized maintenance

revenues." Please disclose this in your "Key Components of Our Results of Operations" section of your registration statement. Also, include a discussion in your MD&A, in quantitative and qualitative terms, of any known trends in recognized maintenance revenues.

Valuation of Common Stock, page 41

3. We note the revisions made in response to prior comment 18 and have the following further comments:

   a. Clarify whether the January 2008 fair value of your common shares was $4.48, as depicted in the table on page 41, or $4.43, as discussed in your response to prior comment 19.

   b. With regard to the independent valuation obtained in January 2008, please tell us whether the valuation was contemporaneous or retrospective and the date for which the valuation reported the $4.43 share value.

4. Revise MD&A to discuss each significant factor contributing to the difference between the fair values of your common shares of $4.48 on January 23, 2008 and $9.40 on March 3, 2008. You disclose that a third-party willing buyer and seller transaction is the best indication of fair value. In this regard investors should be informed of the factors and assumptions in valuation methods causing the material difference between the materially different January and March 2008 fair values.

5. We note from your response to prior comment 19 that the selling minority stockholders and purchasing stockholders initially contemplated that the transaction would be consummated without participation by the Company. Please explain in greater detail the reasons why the Company became a party to this transaction.

6. We note your references in the second paragraph on page 43 to independent valuation consultants. It appears you need to disclose the name of the specialist and include the expert's consent pursuant to Securities Act Rule 436(b) of Regulation C. Please revise or tell us why revision is not required.

Capital Resources, page 57

7. We note your response to prior comment 24 and your revisions to pages 10, 31 and 57. With regard to your exclusion of deferred revenue from the calculation of working capital "because deferred revenue is a non-cash liability," tell us how your exclusion of this amount complies with paragraph 8 of ARB 43, Chapter 3. Paragraph 8 specifically includes "collections received in advance of the delivery

of goods or performance of services." In this regard, we believe that the computation of working capital in a manner other than as defined in ARB 43 would represent a non-GAAP financial measure because the amount of current liabilities used in its computation is not calculated in accordance with GAAP. This measure would therefore be subject to the disclosure requirements of Item 10(e) of Regulation S-K. Please revise or tell us why you do not believe revisions are necessary.

Business, page 61

Research and Development, page 69

8.   We note your response to prior comment 26 in which we asked you to provide a more detailed discussion of your relationship with an Eastern European contract development firm to whom you currently outsource most of the coding and testing of your products and product enhancements. While we note that your revisions add disclosure about your Czech Republic facility, they do not provide a more detailed discussion of your relationship with the contract development firm. Please revise, as appropriate.

Compensation Discussion and Analysis, page 79

Bonuses, page 83

9.   We note your response to prior comment 30. We asked you to disclose certain performance targets used to determine executive compensation. Please provide us with a more detailed analysis of the harm you will suffer if you disclose the performance targets for executive compensation purposes, using established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm. Also include a more detailed explanation of how disclosure of your targets for the last fiscal year would result in competitive harm. See Question 3.04 of Division of Corporation Finance Guidance Regarding Item 402 of Regulation S-K available at: http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm.

Consolidated Balance Sheets, page F-3

10.   We note from your response to prior comment 35 that the amount of the distribution payment cannot be determined at this time because it is dependent on the market value of the Company subsequent to the initial public offering. Pursuant to Rule 11-01(b)(8) of Article S-X, additional pro forma presentations shall be made which give effect to the range of possible results if the transaction is structured in such a manner that significantly different results may occur. Revise or tell us why you do not believe revisions are necessary.

Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-12

11.   We are considering your response to comment 36 and have the following
        additional comments:

- Your response indicates that you have "a long history of renewing
  substantially all maintenance" at then-current list prices. Clarify for us, with
  supporting quantitative analysis, what you mean by "substantially all."

- Describe the maintenance renewal provisions included in your arrangements.
  In this regard, tell us specifically how initial and renewal pricing terms are
  communicated and agreed to by your customers.

- Provide us with the computations to support the percentage variance that led
  you to conclude that there is no concentration of variances between then-
  current list prices and actual amounts paid for renewals. Tell us why you
  believe that this percentage, calculated based on the total population of
  renewals, supports your conclusion that VSOE has been established.
  Additionally, provide us with the previously requested range of the variances
  between then-current list prices and actual amounts paid, if such amounts are
  not clearly evident from your computations.

- Where there are variances from then-current list prices and the actual amount
  charged for renewals, explain the factors causing the variance, for example,
  the size of contract, customer type, discounts, selling channel or other pricing
  factors.

Unaudited Combined Condensed Pro Forma Statement of Income for the Year Ended
December 31, 2007, page F-55

Note 2, page F-55

12.   In your pro forma note and in your response to prior comment 42 you disclose
        that the disparate amount of purchase consideration allocated to acquired
        intangible assets in comparison to the amount allocated to goodwill is the
        difference in valuations of intangibles owned by the stand-alone entity as opposed
        to the merged entity. Please further explain what you mean by a stand-alone
        valuation method and how that reflects marketplace participant assumptions
        called for by paragraph B174 of SFAS No. 141. The allocations of purchase
        consideration should be based on fair values that use marketplace participant
        assumptions, such as future contract renewals and benefits that result from

acquisition related synergies. Please confirm that your fair value determinations have complied with this guidance or revise your valuation accordingly.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (512) 338-5499</u>
        Paul R. Tobias, Esq.
        J. Robert Suffoletta, Esq.